Exhibit 3.2

AMENDMENT OF THE BYLAWS
OF
HICKORY TECH CORPORATION

        I, David A. Christensen, the Senior Vice President, Chief Financial Officer and Secretary of Hickory Tech Corporation, a Minnesota corporation ("Corporation"), do hereby certify that the following amendment of the Bylaws of the Corporation was duly adopted by the Board of Directors and shareholders of the Corporation on May 6, 2014:

        Section 2.01 of the By-laws is amended by deleting in its entirety, the last sentence of such Section 2.01, which stated "No person may stand for election as a director after that person's seventy-second birthday."

        IN WITNESS WHEREOF, I hereto set my hand effective as of the 6th day of May, 2014.

/s/ David A. Christensen
David A. Christensen
Senior Vice President, Chief Financial
Officer and Secretary